METALLA REPORTS PORTFOLIO UPDATES

BEEDIE CAPITAL TO INCREASE EQUITY OWNERSHIP TO 10.3%

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
January 21, 2025	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to report the following recent developments in its royalty portfolio:

  Tocantinzinho (0.75% GVR) - Q4 production at the high end of guidance.
  Copper World (0.315% NSR) - Project received final major permit.
  Côté / Gosselin (1.35% NSR) - Gosselin leading IAMGOLD's 2025 exploration budget.
  La Guitarra (2.0% NSR) - Commercial production achieved.
  Tower Mountain (2.0% NSR) - New surface gold zone discovery.
  Amalgamated Kirkland (0.45% NSR) - Processing rescheduled for end of 2025.

TOCANTINZINHO (0.75% NSR)

Metalla holds a 0.75% Gross Value Return ("GVR") royalty on G Mining Venture Corp.'s ("G Mining" or "GMIN") Tocantinzinho project ("TZ") in Pará, Brazil.

On January 8, 2025, G Mining announced production during the fourth quarter of 2024 of 40 Koz gold for a total of 64 Koz gold produced in 2024. During the fourth quarter of 2024, the TZ plant achieved several days above 100% of nameplate capacity with recoveries of 89.2%, in line with estimates in the Feasibility Study dated February 9, 2022.

In the first quarter of 2025, G Mining plans to continue the ramp up in production and confirm exploration plans for greenfield and brownfield targets near the mine.

Louis-Pierre Gignac, President & Chief Executive Officer of G Mining commented:

"Our 2024 milestones mark important steps in GMIN's evolution from developer to producer, and reflect our strategic execution, backed by a best-in-class management team, strong partnerships, and a high-quality portfolio of long-life, low-cost assets that offer multiple value-creation catalysts. I would like to extend my appreciation to the GMIN team, our supportive shareholders, our partners and communities for all your invaluable contributions and for making 2024 a remarkable year in which we achieved numerous milestones. I am excited about the opportunities ahead as we enter 2025: we remain committed to creating the next leading intermediate gold producer, further ramping up production at TZ, advancing Oko West's feasibility study and making a construction decision on the Project, and advancing exploration at our newly acquired CentroGold project in Brazil."

Metalla holds a 1.0% Net Smelter Return ("NSR") royalty on 500koz, a 2.0% NSR royalty on next 1Moz, and a 1.0% NSR royalty thereafter on G Mining's newly acquired CentroGold project.

For more information, please view G Mining's January 8, 2025 Press Release.

COPPER WORLD (0.315% NSR)

Metalla holds a 0.315% NSR royalty on Hudbay Minerals Inc.'s ("Hudbay") Copper World project ("Copper World") in Arizona, U.S. Copper World is expected to produce 85 Kt of copper per year over an initial 20-year mine life.

On January 2, 2025, Hudbay announced the reception of the air quality permit for the Copper World project from the Arizona Department of Environmental Quality. The permit was the final major permit required for the development and operation of Copper World. Hudbay stated that the definitive feasibility study for Copper World is on track with completion of the study expected in the first half of 2026. With the major permits for the project now received, Hudbay intends to commence a minority joint venture partner process early 2025. A decision to sanction Copper World is expected in 2026 based on Hudbay's current estimated timelines.

Peter Kukielski, President and Chief Executive Officer of Hudbay commented:

"With the receipt of the Air Quality Permit for Copper World, we firmly believe Hudbay now has the best fully permitted copper development project in the Americas. We have completed one of the three key prerequisites in our sanctioning plan for Copper World, and we intend to advance feasibility studies and our prudent financial strategy throughout 2025 as we work toward a sanctioning decision in 2026. Copper World is expected to increase Hudbay's consolidated annual copper production by more than 50% from current levels, and the project will be a key contributor to the domestic U.S. supply chain with our plans to produce Made-in-America copper."

For more information, please view the Hudbay Mineral's January 2, 2025 Press Release.

CÔTÉ / GOSSELIN (1.35% NSR)

Metalla holds a 1.35% NSR royalty on IAMGOLD Corporation's ("IAMGOLD") Gosselin project ("Gosselin") and the northern portion of the Côté mine in Gogama, Canada.

On January 14, 2025, IAMGOLD announced exploration expenditures for Côté in 2025 will be approximately $18.6M. Diamond drilling will continue targeting resource conversion of Inferred Mineral Resources to Indicated Mineral Resources at Gosselin, testing the gap area between the Gosselin and Côté zones and testing the breccia mineralization at depth.

Renaud Adams, President and Chief Executive Officer of IAMGOLD commented:

"Looking ahead, IAMGOLD is positioned for a very strong 2025, as the Company is rapidly moving closer to the goal of becoming a leading, modern Canadian gold producer while strengthening its balance sheet with assets that are poised to generate significant value for our stakeholders and partners. At Côté, beyond our focus on stabilizing operations and achieving nameplate throughput in the fourth quarter, we will continue to pursue improvements in mining and processing activities and investigate the potential options to bring into the mine plan the full resource base estimate of the Côté and Gosselin zones - which combine for over 16.5 million ounces of measured and indicated and 4.2 million ounces of inferred resources - to define Côté Gold among Canada's top gold mines for years to come."

For more information, please view IAMGOLD's January 14, 2025 Press Release.

LA GUITARRA (2.0% NSR)

Metalla holds a 2.0% NSR royalty on Sierra Madre Gold & Silver Ltd.'s ("Sierra Madre") La Guitarra project ("La Guitarra") in the Temascaltepec mining district, Mexico.

On January 9, 2025, Sierra Madre announced full commercial production at the La Guitarra complex commenced effective January 1, 2025. The process plant, underground mine and all aspects of the operation have been running at the current capacity of 500 tonnes per day over the past 90 days.

For more information, please view Sierra Madre's January 9, 2025, Press Release.

TOWER MOUNTAIN (2.0% NSR)

Metalla holds a 2.0% NSR royalty on Thunder Gold Corp's ("Thunder Gold") Tower Mountain project ("Tower Mountain") near Thunder Bay, Canada.

On January 7, 2025, Thunder Gold announced the results of the drill program on the P-Target at Tower Mountain. Highlight intercepts include 1.93 g/t gold over 54.2 meters including 3.64 g/t gold over 10.5 meters and 1.77 g/t gold over 25.5 meters including 3.55 g/t gold over 7.6 meters.

For more information, please view Thunder Gold's January 7 2025 Press Release.

AMALGAMATED KIRKLAND (0.45% NSR)

Metalla holds a 0.45% NSR royalty on Agnico Eagle Mines Limited's Amalgamated Kirkland project ("Amalgamated Kirkland") near Kirkland Lake, Canada.

During the fourth quarter, Metalla management was notified that the Amalgamated Kirkland ores were rescheduled to be processed at the LaRonde complex beginning in Q4 2025 from Q4 2024.

CONVERSION OF INTEREST UNDER CONVERTIBLE LOAN AGREEMENT

Beedie Capital ("Beedie") will increase their equity position by electing to convert C$1.5 million of the accrued and unpaid interest (the "Interest") under the existing convertible loan facility between Metalla and Beedie (the "Convertible Loan Facility") into 412,088 common shares of Metalla (the "Share Conversion"). As per the terms of the Convertible Loan Facility, any accrued and unpaid interest is convertible into common shares of Metalla (the "Shares"), at Beedie's request. The Interest will be converted at a price of C$3.64 per Share, being the closing price of the Shares on the TSX Venture Exchange (the "TSXV") on January 13, 2025. The Share Conversion is subject to the acceptance of the TSXV. Following the Share Conversion, Beedie will own approximately 10.3% of the Company's issued and outstanding common shares.

In addition to the Share Conversion, Metalla is also planning on making a payment of approximately C$2.0 million on January 31, 2025, which will reduce all outstanding accrued fees and accrued interest to zero as of the payment date. As per the terms of the Convertible Loan Facility, the principal balance outstanding under the facility will remain convertible at C$6.00.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious and strategic metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

Chief Executive Officer

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this alert.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this alert, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this alert may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This alert contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the statements of the property owners/operators with respect to the properties on which Metalla holds a royalty; the continued ramp up at TZ and the timing thereof; the confirmation of exploration plans for greenfield and brownfield targets near the mine at TZ and the timing thereof; the continued development at CentroGold; the expected mine life and commercial production at Copper World; completion of a feasibility study for Copper World and the timing thereof; the commencement by Hudbay of a minority joint venture partner process for Copper World and the timing thereof; any decision by Hudbay to sanction Copper World; the exploration expenditures for Côté in 2025; continued diamond drilling at Gosselin; expected improvements in mining and processing activities at Côté; expected processing of Amalgamated Kirkland ores; the acceptance of the TSXV to the Share Conversion; the closing of the Share Conversion; Metalla's payment of C$2 million under the Convertible Loan Facility and the timing thereof; the expectations generally of Metalla the property owners/operators and the authors of relevant technical reports and studies with respect to the mineral projects in which Metalla has an interest, including without limitation, estimates of mineral resources and mineral reserves and updates thereto, production, mine life, NPV, IRR, costs, drilling, development, permitting, water sourcing, commodity mix and prices, and the timing thereof; future opportunities and acquisitions; future exploration, financing, development, production and other anticipated developments on the properties in which the Company has or has agreed to acquire an interest; future growth, increased share value, cash generation and returns; and Metalla having a path to becoming a leading gold and silver royalty company.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the production at TZ may not continue to ramp up as anticipated; that G Mining may not confirm the exploration plans for greenfield and brownfield targets near the mine at TZ at all or in the expected timing; that CentroGold may not continue to develop as expected; that the mine life and commercial production at Copper World may differ from expectations; that Hudbay may not complete a feasibility study for Copper World at all or in the expected timing; that Hudbay may not start the minority joint venture partner process for Copper World at all or in the expected timing; that Hudbay may not decide to sanction Copper World at all or in the expected timing; that the exploration expenditures for Côté may differ from the expectations; that diamond drilling may not continue at Gosselin; that the mining and processing activities at Côté may not improve as expected; that the Amalgamated Kirkland ores may not be processed as expected; that the Company may not obtain approval of the TSXV for the Share Conversion; that the Share Conversion will not be completed at all or in the terms announced; that the Company will not make the payment of C$2 million under the Convertible Loan Facility at all or in the expected timing; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.